SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 18, 2003]

METSO CORPORATION
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES

SIGNATURES

Date December 18, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
President and CEO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO CONTINUES NEGOTIATIONS WITH THYSSENKRUPP AUTOMOTIVE

(Helsinki, Finland, December 18, 2003) – ThyssenKrupp Automotive AG has informed Metso Corporation (NYSE: MX; HEX: MEO) that it does not intend to use its option to acquire the remaining 90 per cent of Valmet Automotive’s shares by the end of 2003. ThyssenKrupp Automotive currently ownes 10 per cent of Valmet Automotive. ThyssenKrupp Automotive continues, however, to be interested in Valmet Automotive and Metso and ThyssenKrupp Automotive have agreed to continue negotiations in 2004.

Valmet Automotive, a part of Metso Corporation, is a contract manufacturer concentrated in the development and manufacture of demanding specialty cars. According to Metso’s strategy car manufacturing is not the Corporation’s core business and the target has been to find a strategic partner to Valmet Automotive.

ThyssenKrupp Automotive AG is one of the biggest automotive suppliers with annual net sales of EUR 6,1 billion. The company has more than 120 factories in 16 countries, and their customers are the leading car manufacturers worldwide. ThyssenKrupp Automotive employs approximately 41,000 persons.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, President and CEO, Metso Corporation, tel. +358 204 84 3010 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 43253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.